Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources”)
RESTRICTED STOCK AWARD: EXECUTIVE DIRECTORS
London, United Kingdom, 2 September 2008 – Randgold Resources Limited announces that in terms of the Randgold Resources Restricted Share Scheme approved by shareholders at the Extraordinary General Meeting on 28 July 2008, an award of 40,000 restricted shares were awarded to Dr D M Bristow on 22 August 2008. The price of the restricted stock calculation for Dr Bristow was the Nasdaq Global Select Market closing price on 21 August 2008, being US$44.37. Subject to the achievement of agreed performance conditions, the period of which commences on 1 January 2008 and ends on 31 December 2008, all of Dr Bristow’s restricted shares will vest on 23 August 2009.
In addition, an award of 36,000 restricted shares was awarded to Mr G P Shuttleworth. In accordance with the terms of his contract of employment, the price of the restricted stock calculation for Mr Shuttleworth was the Nasdaq Global Select Market closing price on 29 June 2007, being US$22.19. The vesting period for the restricted shares awarded to Mr Shuttleworth was a third on 1 July 2008, the second third on 1 July 2009 and the final third on 1 July 2010. As Mr Shuttleworth met the performance criteria for the first year, the first tranche of restricted shares has vested.
Randgold Resources enquiries:

Chief executive	Financial director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 614 4438	+44 20 7557 7738
+44 779 775 2288	+44 1534 735 333	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com